Exhibit 12.1

Quotient Limited

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our fixed charges and preferred stock dividends for the years ended March 31, 2017, 2016, 2015, 2014 and 2013.

	Year ended March 31,
	2013	2014	2015	2016	2017
	(Expressed in thousands of U.S. Dollars)
Fixed charges
Interest expense:
Interest on debt and finance leases	$179	$612	$1,364	$2,246	$6,117
Amortization of deferred funding costs	55	464	776	855	2,736
Accrued preference share dividends	—	—	175	1,050	1,050
Interest expense	$234	$1,076	$2,315	$4,151	$9,903
Interest element of operating leases	358	685	1,229	1,908	1,951
Total fixed charges	$592	$1,761	$3,544	$6,059	$11,854
Preferred Stock Dividends	—	—	—	—	—
Combined fixed charges and preferred stock dividends	$592	$1,761	$3,544	$6,059	$11,854

We have incurred losses in each of the five years concerned and thus our earnings were insufficient to cover the combined fixed charges by $592,000 in the year ended March 31, 2013, $1.8 million in the year ended March 31, 2014, $3.5 million in the year ended March 31, 2015, $6.1 million in the year ended March 31, 2016, $11.9 million in the year ended March 31, 2017 and $23.8 million in aggregate over the five year period.